File #0267
February 19, 2013
VIA EDGAR
THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: John Coleman, Mining Engineer

Dear Sirs/Mesdames:

RE:		IRELAND INC. (the “Company”)
	-	SEC File No. 000-50033
	-	Form 10-K for Fiscal Year Ended December 31, 2011 filed March 30, 2012
	-	Amendment No. 1 on Form 10-K/A filed January 11, 2013

We write on behalf of the Company in response to your comment letter dated January 17, 2013 (the “Comment Letter”) regarding the above-referenced Amendment No. 1 to the Company’s Annual Report on Form 10-K (the “Amended Form 10-K”) for the Company’s fiscal year ended December 31, 2011. The Company has filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, Amendment No. 2 to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (“Amendment No. 2”). We also provide below our responses to the comments made in the Comment Letter. Our responses herein are based, in part, on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2011

GENERAL

1.

We note your response to comment 1 from our letter dated December 12, 2012 and we reissue the comment. Please remove estimates of tonnages with average grades, dimensions of deposits, production tonnages, and other estimates that do not meet the definition of a proven or probable reserve.

In response to this comment, the Company has amended its disclosure throughout Amendment No. 2 to remove all estimates of tonnages with average grades and other estimates that do not meet the definition of a proven or probable reserve. Instead, the Company has provided disclosure of the surface area of its mineralized zones and the depths to which the Company has conducted drilling within those zones. See paragraph 2 under the heading “Exploration Activities” and under the Company’s disclosure under the heading “The Columbus Project” under Item 7 of Amendment No. 2.

*	Practising through O’Neill Law Corporation	◊	Also of the Nevada State Bar
∆	Also of the New York State Bar	†	Also of the Washington State Bar

Northwest Law Group	2
February 19, 2013

United States Securities and Exchange Commission
Attention: John Coleman, Mining Engineer

2.	Please include a risk factor detailing the risks to investors associated with the use of an unconventional or proprietary assay or metallurgical method.

In response to this comment, the Company has added to Amendment No. 2, under the heading “Risk Factors,” a risk factor stating that, as a result of the public’s unfamiliarity with the assaying methods used by the Company, the Company may encounter resistance to the reliability of its grade estimates for the Columbus Project.

EXPLORATION ACTIVITIES PAGE 13

3.

We note your response to comment 5 from our letter dated December 12, 2012. Please disclose the key intervals and the associated grades rather than the average grade for the entire hole. Additionally, include fire assay results in your tables.

In response to this comment, the Company has amended its disclosure of the results of its drilling and sampling data to provide, under the heading “Mineralized Intervals,” disclosure of only the key intervals and associated grades, rather than the average grade for each hole drilled by the Company. We note that the Company has also revised its disclosure in this section to provide only the material mineralized intervals, organized by the geographical areas of interest that are the subject matter of the Company’s current and planned exploration efforts.

4.	We note you disclose a range of sample results for your Red Mountain Project. Please revise to eliminate all ranges and include only specific sample results.

In response to this comment, the Company has removed disclosure of the range of sample results for its Red Mountain Project.

ANALYTICAL METHODOLOGY PAGE 20

5.

We note your response to comment 7 from our letter dated December 12, 2012 and we are unable to locate some of the information requested. For example, in your amended filing you provide sample holes for each year· with the average grades and indicate that these were sampled on various intervals, yet we are unable to locate a database with a breakdown of each drillhole by interval and associated grade. Please advise or provide as supplemental material.

We forwarded to you the requested additional supplemental data requested in this comment and comment number 6 (the “Supplemental Data”) by overnight courier on February 12, 2013. The Company requests that the Supplemental Data be returned to it upon completion of your review pursuant to the provisions of Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, and Rule 418(b) promulgated under the Securities Act of 1933, as amended. The Company also requests that the Supplemental Data be treated confidentially pursuant to Rule 83 of the SEC’s Rules of Practice (17 C.F.R.§200.83) .

6.	Additionally, we are unable to locate the data associated with your disclosure of a 121% Au recovery and 42% AG recovery. Please advise or remove this disclosure from your filing.

The data requested in this comment was included with the additional Supplemental Data referred to in our response to comment number 5, above.

Northwest Law Group	3
February 19, 2013

United States Securities and Exchange Commission
Attention: John Coleman, Mining Engineer

7.

We note your disclosure in which you indicate that fire assaying or conventional assaying methods have not yielded successful test results for your material. Please provide additional disclosure to indicate if your caustic fusion protocol has been tested and/or verified by other 3rd party testing facilities.

In response to this comment, the Company has amended its disclosure in this section to make clear that the caustic fusion protocol was developed by AuRIC Metallurgical Laboratories with the co-operation of the Company’s own metallurgists. In addition, the Company has added disclosure indicating that the caustic fusion protocol has not been sent to other third parties for testing. See paragraph 3 under the heading “Analytical Methodology.”

8.	Please disclose the results of the Nevada Bureau Mines and Geology sampling that was performed on your property including all samples, the associated results, and the type of assay completed.

In response to this comment, the Company has amended its disclosure under the heading “”Analytical Methodology” to provide additional disclosure regarding the sampling work performed by the Nevada Bureau of Mines and Geology (the “NBMG”) on its Columbus Project property.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Christian I. Cu

CHRISTIAN I. CU

CIC/dml

Enclosures

cc:               Ireland Inc.